                                SYSTEMED LOGO
                       970 WEST 190TH STREET, SUITE 400
                          TORRANCE, CALIFORNIA 90502

                                                                  June 11, 1996

Dear Stockholder:

  On April 28, 1996 Systemed Inc. (the "Company") entered into a merger agreement with Merck & Co., Inc. ("Merck"), a New Jersey corporation, Merck-Medco Managed Care, Inc. ("Medco"), a Delaware corporation and a subsidiary of Merck, and S Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Medco, which provides for the acquisition by Medco of all of the outstanding shares of common stock of the Company (the "Shares") at a cash price of $3.00 per Share through a merger (the "Merger") of Purchaser with and into the Company. Pursuant to an amendment of the merger agreement, entered into on June 10, 1996 (as so amended, the "Merger Agreement"), Purchaser has today commenced a tender offer (the "Offer") for all of the Company's outstanding Shares at $3.00 per Share. Under the Merger Agreement, the Offer will be followed by the Merger, in which any remaining Shares will be converted into the right to receive $3.00 per Share in cash (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). The parties agreed to change the form of the acquisition to a tender offer followed by a Merger in order to consummate the closing of the acquisition at the earliest practicable date.

  YOUR BOARD OF DIRECTORS BELIEVES THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9, including the opinion of Morgan Stanley & Co., Incorporated, financial advisor to the Company, that the cash consideration to be received in the Offer and the Merger is fair to the Company's stockholders from a financial standpoint.

  Additional information with respect to these transactions is contained in the enclosed Schedule 14D-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering Shares. These documents set forth in detail the terms and conditions of the Offer and provide instructions on how to tender Shares. You are urged to read the enclosed material carefully in making your decision with respect to tendering your Shares.

  On behalf of the Board of Directors, I thank you for the support you have given to your Company over the years.

                                          Sincerely yours,

                                          /s/ Sam Westover

                                          Sam Westover
                                          President and Chief Executive
                                          Officer